Exhibit 99.1

Virax Biolabs Group Limited

(Incorporated under the laws of the Cayman Islands)

Notice of Extraordinary General Meeting of Shareholders

To Be Held on August 14, 2026, at 2:00 p.m., local time

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting (the “Meeting”) of the holders (the "shareholders") of the ordinary shares of par value US$0.025 each (the “Ordinary Shares”) of Virax Biolabs Group Limited (the “Company”) will be held at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, on August 14, 2026, at 2:00 p.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.

RESOLVED as an ordinary resolution that, with immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 2,000,000 ordinary shares of US$0.025 par value each to US$12,500,000 divided into 500,000,000 ordinary shares of US$0.025 par value each, by the creation of 498,000,000 ordinary shares of US$0.025 par value each (the “Share Capital Increase”);

2.

RESOLVED as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt the fifth amended and restated memorandum and articles of association in the form attached hereto as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement delivered to shareholders, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”);

3.

RESOLVED as an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” all the items.

The Board of Directors of the Company has fixed the close of business (New York time) on July 27, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary General Meeting or any adjourned meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Ordinary Shares at the close of business on the Record Date are entitled to vote at the Extraordinary General Meeting and any adjourned meeting thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxydocs.com/VRAX, (ii) by phone at 866-519-3939, or (iii) by mail to P.O. BOX 8016, CARY, NC 27512-9903 c/o Mediant Communications.

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the Extraordinary General Meeting in person. Your vote is important. If you cannot attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Extraordinary General Meeting to ensure your representation at such meeting.

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://ir.viraxbiolabs.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at info@viraxbiolabs.com.

Virax Biolabs Group Limited

VIRAX BIOLABS GROUP LIMITED

Date:	July 31, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer

VIRAX BIOLABS GROUP LIMITED

Extraordinary General Meeting of Shareholders

August 14, 2026

2:00 p.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Virax Biolabs Group Limited (the “Company”) is soliciting proxies for the Extraordinary General Meeting of shareholders (the “Meeting”) of the Company to be held on August 14, 2026 at 2:00 p.m. local time. The Company will hold the Meeting at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, which shareholders will be able to attend in person.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold ordinary shares of US$0.025 par value each of the Company (the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business (New York time) on July 27, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent not less than one-third (1/3) of the issued and outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares, on a poll, shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is as follows:

1.

RESOLVED as an ordinary resolution that, with immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 2,000,000 ordinary shares of US$0.025 par value each to US$12,500,000 divided into 500,000,000 ordinary shares of US$0.025 par value each, by the creation of 498,000,000 ordinary shares of US$0.025 par value each (the “Share Capital Increase”);

2.

RESOLVED as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt the fifth amended and restated memorandum and articles of association in the form attached hereto as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement delivered to shareholders, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”);

3.

RESOLVED as an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxydocs.com/VRAX, (ii) by phone at 866-519-3939, or (iii) by mail to P.O. BOX 8016, CARY, NC 27512-9903 c/o Mediant Communications.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://ir.viraxbiolabs.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at info@viraxbiolabs.com

PROPOSAL NO. 1

APPROVAL OF THE INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect an increase in the authorized share capital of the Company from US$50,000 divided into 2,000,000 ordinary shares of US$0.025 par value each to US$12,500,000 divided into 500,000,000 ordinary shares of US$0.025 par value each, by the creation of 498,000,000 ordinary shares of US$0.025 par value each (the “Share Capital Increase”).

The Share Capital Increase must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at the Meeting either present in person or represented by proxy at the Meeting. If our shareholders approve this proposal, the Share Capital Increase will become effective immediately, and any one director or officer of the Company will be authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Capital Increase, including instructing the Company's registered office in the Cayman Islands to file the resolutions of the shareholders with the Registrar of Companies of the Cayman Islands.

Purpose of the Share Capital Increase

The Authorized Share Capital Increase Proposal is intended for the basic financing needs of our operations and potential business development transactions, in keeping with our goal of creating substantive value for our shareholders. As we navigate our commercial opportunities and continue our clinical and regulatory development of ViraxImmune™, we will need both sufficient funding and transactional flexibility.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect the Share Capital Increase. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Capital Increase is:

RESOLVED as an ordinary resolution that, with immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 2,000,000 ordinary shares of US$0.025 par value each to US$12,500,000 divided into 500,000,000 ordinary shares of US$0.025 par value each, by the creation of 498,000,000 ordinary shares of US$0.025 par value each (the “Share Capital Increase”);

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF

THE SHARE CAPITAL INCREASE

PROPOSAL NO. 2

THE CHARTER AMENDMENT PROPOSAL

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to adopt the fifth amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 filed as part of the Form 6-K containing the Notice of Meeting and Proxy Statement in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company subject to and immediately following the Share Capital Increase.

The fifth amended and restated memorandum and articles of association of the Company reflecting the changes pursuant to the Share Capital Increase (if and to the extent the Share Capital Increase is approved) will be substantially in the same form of Exhibit 99.3 filed as part of the Form 6-K report containing the Proxy Statement.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect Charter Amendment. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Charter Amendment is:

RESOLVED as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt the fifth amended and restated memorandum and articles of association in the form attached as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement delivered to shareholders, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”);

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF

THE CHARTER AMENDMENT PROPOSAL

PROPOSAL 3

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the Meeting (who has agreed to act accordingly) to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the foregoing proposals in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the Meeting has the power to adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

July 31, 2026	/s/ James Foster
James Foster
Chief Executive Officer